UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

NEIMAN MARCUS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Performance Options to Purchase Neiman Marcus, Inc.

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Neiman Marcus, Inc. Common Stock Underlying Class of Securities)

Copies to:
Nelson A. Bangs, Esq.	Amy R. Curtis
NEIMAN MARCUS, INC	Sharon M. Fountain
One Marcus Square, 1618 Main Street	Thompson & Knight LLP
Dallas, Texas 75201	1722 Routh Street, Suite 1500
(214) 743-7610	Dallas, Texas 75201
(214) 969-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,832,335.75	$438.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that 26,614.456 eligible options to purchase the Issuer’s common stock that are outstanding under the Neiman Marcus, Inc. Management Equity Incentive Plan will be tendered pursuant to the offer. These options have an aggregate value of $7,832,335.75 calculated based on a Black-Scholes-Merton option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the value of the transaction (prorated for amounts less than one million).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$508.00
Form or Registration No.:	005-85091
Filing party:	Neiman Marcus, Inc.
Date filed:	November 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☑

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Neiman Marcus, Inc., a Delaware corporation (“Neiman Marcus”), with the Securities and Exchange Commission on November 17, 2009, Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on November 24, 2009 and Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on December 9, 2009, in connection with its offer to exchange all of the outstanding performance options to purchase Neiman Marcus common stock, par value $0.01 per share (“Neiman Marcus shares”) that are properly tendered and not properly withdrawn for new performance options to purchase Neiman Marcus shares from the employees of Neiman Marcus and its subsidiaries. The exchange offer was conducted upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 17, 2009, as amended November 24, 2009 and December 9, 2009 (the “Offer to Exchange”) and the related election form and withdrawal form (which together, as may be amended or supplemented from time to time, constitute the exchange offer). This Amendment is the final amendment relating to the Offer to Exchange and is filed for the purpose of reporting the results of the offer.

All information in the Offer to Exchange, including all exhibits and schedules thereto, which were previously filed with the Schedule TO, are hereby expressly incorporated by reference in this Amendment No. 3 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meaning ascribed to them in the Offer to Exchange as amended or supplemented.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Exchange expired at 11:59 p.m., Central Standard Time, on Tuesday, December 15, 2009. Pursuant to the Offer to Exchange, Eligible Optionholders tendered, and Neiman Marcus accepted for cancellation, Eligible Options to purchase an aggregate of 26,614.456 Neiman Marcus shares from 27 participants, representing 100% of the total Neiman Marcus shares underlying the Eligible Options. On Tuesday, December 15, 2009, after the cancellation of Eligible Options, Neiman Marcus granted to the Eligible Optionholders New Options to purchase approximately 17,743 Neiman Marcus shares at an exercise price of $1,000 per share.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

NEIMAN MARCUS, INC.

/S/ NELSON A. BANGS
Nelson A. Bangs
Senior Vice President and General Counsel

Date: December 16, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 17, 2009, as amended November 24, 2009

(a)(1)(B)*	Election Form

(a)(1)(C)*	Withdrawal Form

(a)(1)(D)*	Memorandum to Employees

(a)(1)(E)*	Form of Email Communication to Employees

(a)(1)(F)*	Form of Individual Listing of Eligible Options

(a)(1)(G)*	Slides from Employee Presentation, as amended

(a)(1)(H)*	Form of Email Communication to Employees

(a)(1)(I)*	Amended Schedule A to Offer to Exchange–Selected Financial Data

(b)	Not applicable

(d)(1)*	Newton Acquisition, Inc. Management Equity Incentive Plan (effective November 29, 2005) (now the Neiman Marcus, Inc. Management Equity Incentive Plan)

(d)(2)*	Amendment to the Newton Acquisition, Inc. Management Equity Incentive Plan (effective as of January 1, 2009)

(d)(3)*	Second Amendment to the Neiman Marcus, Inc. Management Equity Incentive Plan (effective as of November 16, 2009)

(d)(4)*	Form of Amended and Restated Stock Option Grant Agreement under the Neiman Marcus, Inc. Management Equity Incentive Plan (Non-Qualified Stock Options)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.